 Filed by FG Merger II Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Boxabl Inc.

Commission File No. 000-56579

Date: August 6, 2025

As previously disclosed, on August 4, 2025, Boxabl Inc. (“Boxabl”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Company, FG Merger II Corp., a Nevada corporation (“FGMC”), and FG Merger Sub II Inc., a Nevada corporation and wholly-owned subsidiary of FGMC (“Merger Sub”). The Merger Agreement provides for a two-step merger transaction (the “Mergers”) in which, first, Merger Sub will merge with and into the Company (the “First Merger”), with the Company surviving as a wholly-owned subsidiary of FGMC, and, immediately thereafter, the Company (as the surviving company in the First Merger) will merge with and into FGMC (the “Second Merger”), with FGMC continuing as the surviving public company (the “Surviving Pubco”). By virtue of the consummation of the Mergers, the Surviving Pubco will change its name to BOXABL Inc.

TEXT MESSAGE:

The following communication was first made by BOXABL on August 6, 2025 to BOXABL followers via text message.

NEWS: Boxabl announces merger with $FGMC (Nasdaq listed) - Owners of $FGMC ticker becomes $BXBL holders upon successful completion. Click here to find important information related to this transaction:  https://www.boxabl.com/disclosure

TRANSCRIPT

The following transcript contains the FAQS and the talking points between BOXABL followers and BOXABL's Client Relations team.

Frequently Asked Questions

BOXABL Agreement and Plan of Merger with FGMC

Does signing an Agreement and Plan of Merger mean that BOXABL is going public?

Signing an Agreement and Plan of Merger (the “Merger Agreement”) is an important step toward BOXABL becoming a publicly traded company. However, it does not mean that BOXABL is already public traded. The Merger Agreement outlines the terms under which BOXABL and FG Merger II Corp. intend to combine, but the transaction must still go through several steps, including regulatory review, stockholder approvals, and other customary closing conditions. If all these steps are completed successfully, BOXABL will become a publicly traded company as a result of the merger. We encourage you to review our public filings on the SEC’s EDGAR system for more information.

Can I buy FGMC shares?

FG Merger II Corp. (“FGMC”) is currently a publicly traded company, and its common stock is available for purchase on the Nasdaq Stock Market LLC where it is listed under symbol FGMC, subject to market availability and your brokerage’s terms. However, purchasing FGMC shares before the completion of the merger is not the same as directly investing in BOXABL. If the merger is completed, FGMC shares will convert into shares of the combined company, which will include BOXABL’s business.

What will the share price be when BOXABL goes public?

The share price of the post-close combined company at the time BOXABL goes public will be determined by the market. For SPAC transactions, the initial price is often set at $10 per share, but the actual trading price upon closing of the merger can, and likely will, fluctuate based on market demand, investor sentiment, and other factors. It is not possible to predict the exact share price at the time of the public listing.

What happens to my shares if BOXABL goes public?

If you are a current BOXABL shareholder, your shares will be converted into shares of the new public company, according to the terms set forth in the merger agreement. The specific conversion ratio and other details will be provided in the materials distributed to shareholders prior to the closing of the transaction. After the merger, you will own shares in the publicly traded company.

How do I transfer my shares?

If you are a current BOXABL shareholder and wish to transfer your shares, you should follow the procedures outlined in BOXABL’s shareholder agreements and any applicable securities laws. After the merger, shares of the public company will typically be held in electronic form through a brokerage account, making transfers easier. Transfers may be subject to certain restrictions and require approval from BOXABL.

What happens if the merger doesn't occur?

If the merger does not close, BOXABL will remain a registered company but not listed, and FG Merger II Corp. will continue to operate as a publicly traded SPAC, and continue its search for a suitable merger candidate. Also, your current shares in BOXABL will remain unchanged, and there will be no conversion into public company shares. Both companies may consider other strategic alternatives in the future.

Why did you go with a SPAC?

BOXABL chose to pursue a merger with a SPAC because we believe it to be a way to become a publicly traded company and gain access the public capital markets more quickly, more efficiently and to better raise capital to support our growth than a traditional initial public offering (“IPO”). A SPAC transaction can provide greater certainty and speed compared to a traditional IPO, and allow us to partner with experienced investors who can add value to our business.

Can I invest in BOXABL now?

At this time, BOXABL it is not listed on any exchange, and BOXABL is not currently offering shares for direct investment by the general public. We recently signed the Merger Agreement with FGMC, which is an important step toward becoming a publicly traded company. However, until the transaction is completed, if at all, and BOXABL is listed on a public stock exchange, BOXABL shares are not available for public purchase. If interested in purchasing shares of FGMC, the public is able to do so through the Nasdaq stock exchange until the merger occurs. For more information about the merger, please refer to our recent press release regarding the Merger Agreement.

What is the next step in the process?

Now that the Merger Agreement is signed, the next major step is for BOXABL and FGMC is to file a registration statement on Form S-4 with the Securities and Exchange Commission (SEC). This document provides detailed information about the proposed merger and must be reviewed and declared effective by the SEC before the transaction can proceed.

Once the S-4 is filed, the SEC will review the filing and may provide comments or request additional information. The company will need to address any SEC comments and update the filing as necessary. After the SEC declares the S-4 effective, the merger proposal will typically be submitted to the shareholders for approval.

In addition to SEC approval and shareholder votes, the company must also ensure it meets all the listing requirements of the stock exchange where it intends to be publicly traded. This may include requirements related to financial condition, corporate governance, and minimum share price, among others.

Once all regulatory approvals are obtained, shareholder approvals are secured, and listing requirements are met, the merger can be completed.

Why should I buy FGMC?

FGMC is currently involved in a proposed merger with Boxabl (BXBL). If the merger is successfully completed, holders of FGMC shares are expected to become holders of BXBL shares. In typical SPAC (Special Purpose Acquisition Company) transactions, the funds raised by the SPAC are held in a trust account. These funds are generally released to the target company, in this case, Boxabl, if shareholders of the SPAC (FGMC) choose to retain their shares through the merger completion date.

If all FGMC shareholders retain their shares through the merger, the full $80 million held in trust would be transferred to Boxabl. This transfer of funds could provide significant capital to Boxabl for its business operations and growth initiatives. Additionally, a high retention rate of shares through the merger may be interpreted by some as an indication of positive market sentiment toward the combined company.

DISCLOSURE ON WEBSITE:

The following communication was first made by BOXABL on its website on August 6, 2025.

Header: FG Merger II Corp. is currently trading on Nasdaq under the ticker "FGMC" - FGMC will change its name to BOXABL upon a successful closing
Form: Learn more about BOXABL. Form to collect Name, Email, Country, State

Disclosure with Press Release Verbiage

About BOXABL

BOXABL is transforming the housing market with its modular building systems designed to deliver affordable, high-quality homes at unprecedented speed. Founded in 2017, BOXABL’s innovative approach has attracted worldwide attention as it aims to solve housing challenges for individuals and communities alike. BOXABL’S flagship product, the Casita, is a 361 square foot studio unit with a full kitchen, bathroom, and utilities. The Casita unfolds on-site in less than an hour and is manufactured inside BOXABL’s facilities. BOXABL also has announced the Baby Box, a smaller 120 square foot unit built to RV code, intended for simpler, no foundation-setups. BOXABL is also developing stackable and connectable box models that can be combined to form townhomes, multifamily units, or larger single-family homes.

About FG Merger II Corp.

FG Merger II Corp. is a blank check company, also commonly referred to as a special purpose acquisition company, or SPAC, formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities.

https://fgmerger.com/

Additional Information About the Proposed Transaction and Where to Find It

Additional information about the transaction, including a copy of the merger agreement will be filed by FGMC in a Current Report on Form 8-K with the U.S. Securities and Exchange Commission (the “SEC”). The proposed transaction will be submitted to shareholders of FGMC for their consideration. FGMC intends to file a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which will include preliminary and definitive proxy statements to be distributed to FGMC’s shareholders in connection with FGMC’s solicitation of proxies for the vote by FGMC’s shareholders in connection with the proposed transaction and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to BOXABL’s shareholders in connection with the completion of the proposed transaction. After the Registration Statement has been filed and declared effective, a definitive proxy statement/prospectus and other relevant documents will be mailed to BOXABL stockholders and FGMC shareholders as of the record date established for voting on the proposed transaction. Before making any voting or investment decision, FGMC and BOXABL shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, as well as other documents filed with the SEC by FGMC in connection with the proposed transaction, as these documents will contain important information about FGMC, BOXABL and the proposed transaction. Shareholders may obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed by FGMC with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to FG Merger II Corp., 104 S. Walnut Street, Unit 1A, Itasca, Illinois 60143 or to BOXABL 5345 E North Belt Rd Las Vegas NV 89115

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be identified by the use of words such as “plan,” “project,” “will,” “estimate,” “intend,” “expect,” “believe,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. We have based these forward-looking statements on current expectations and projections about future events. These statements include: projections of market opportunity and market share; estimates of customer adoption rates and usage patterns; projections regarding the value of autonomous driving solutions; projections of development and commercialization costs and timelines; expectations regarding BOXABL’s ability to execute its business model and the expected financial benefits of such model; expectations regarding BOXABL’s ability to attract, retain, and expand its customer base; BOXABL’s deployment of Casita; BOXABL’s expectations concerning relationships with strategic partners, suppliers, governments, regulatory bodies and other third parties; future ventures or investments in companies, products, services, or technologies; development of favorable regulations and government incentives affecting BOXABL’s markets; the potential benefits of the proposed transaction and expectations related to its terms and timing; and the potential for BOXABL to increase in value.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of BOXABL and FGMC.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that BOXABL is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; BOXABL’s historical net losses and limited operating history; BOXABL’s expectations regarding future financial performance, capital requirements and unit economics; BOXABL’s use and reporting of business and operational metrics; BOXABL’s competitive landscape; BOXABL’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the capital requirements of BOXABL’s business plans and the potential need for additional future financing; BOXABL’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; BOXABL’s reliance on strategic partners and other third parties; BOXABL’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the combined company’s ability to maintain internal control over financial reporting and operate a public company; the possibility that required regulatory approvals for the proposed transaction are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the proposed transaction; the risk that shareholders of FGMC could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the occurrence of any event, change, or other circumstance that could give rise to the termination of the merger agreement; the outcome of any legal proceedings or government investigations that may be commenced against BOXABL or FGMC; failure to realize the anticipated benefits of the proposed transaction; the ability of FGMC or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in FGMC’s filings with the SEC. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by BOXABL, FGMC or the combined company resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of BOXABL’s and FGMC’s management as of the date of this communication; subsequent events and developments may cause their assessments to change. While BOXABL and FGMC may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this communication, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

An investment in FGMC is not an investment in any of our founders’ or sponsors’ past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of FGMC, which may differ materially from the performance of our founders’ or sponsors’ past investments.

Participants in the Solicitation

FGMC, BOXABL and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from FGMC’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of FGMC’s and BOXABL’s shareholders in connection with the proposed transaction will be set forth in proxy statement/prospectus when it is filed by FGMC and BOXABL with the SEC. You can find more information about FGMC’s directors and executive officers in FGMC’s final prospectus related to its initial public offering filed with the SEC on January 29, 2025 and in periodic reports filed by FGMC with the SEC. You can find more information about BOXABL’s directors and executive officers in its Annual Report on Form 10-K, filed with the SEC on April 14, 2025. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE